EXHIBIT (1)

                RESOLUTION OF BOARD OF DIRECTORS ESTABLISHING THE
                                SEPARATE ACCOUNT

                                                           Hartford, Connecticut
                                                           Monday, June 21, 1982


Meeting of the Board at 2:30 P.M.


Present:   Directors  Jackson, Daly, Dickey, Fyler, Gummere, Guscott, Hogin,
                      Krieble, Mongerson, Riege, Roth and Torell.

           Advisory Council: Mr. Skiff.


The minutes of the previous meeting were approved in the form distributed to the Directors.


                                Variable Annuity
                                ----------------

Mr. Fiondella discussed the feasibility and desirability of the Company's issuing a registered variable annuity. He described the implications of registration of such a product with the SEC. Finally, he reviewed the various votes required to authorize such a product.

Upon recommendation of the Executive Committee, it was moved, seconded and unanimously

        VOTED: That the Company, pursuant to the provisions of Sections 38-33a and 38-154a of the Connecticut General Statutes Annotated hereby establishes a separate account designated "Phoenix Mutual Variable Accumulation Account" (hereinafter "the Account") for the following use and purposes, and subject to such conditions as are hereafter set forth:

FURTHER VOTED:    That the Account shall be established for the purpose of
                  providing for the issuance by the Company of such variable accumulation contracts ("Contracts") as the Executive Officers of the Company may designate for such purpose and shall constitute a separate account into which are allocated amounts paid to the Company which are to be applied under the terms of such Contracts; and

FURTHER VOTED:    That the income, gains and losses, whether or not realized, from assets allocated to the Account shall, in accordance with the Contracts, be credited to or charged against such Account without regard to other income, gains or losses of the Company; and

FURTHER VOTED:    That the Executive Officers of the Company are authorized to appoint a Board of Managers for the Account consisting of five
                  (5) persons, provided at least three (3) of such persons shall not be officers, employees, affiliated persons or interested persons of the Account and of the Company; and

FURTHER VOTED:    That the Board of Managers be empowered to invest and reinvest all assets held in the Account and the Board of Managers or Executive Officers as necessary to take any and all actions necessary to effect the Registration of the Account under Federal and State Law; and

FURTHER VOTED:    That the Board of Directors hereby consents to and approves of actions taken by Executive Officers of the Company and a majority of its Board of Directors in the preparation and submission to the Securities and Exchange Commission of forms and documents previously referenced in this resolution.


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                            Report on Group Insurance
                            -------------------------

Mr. Jackson reviewed briefly the Company's recent experience in the Group insurance business. He asked Mr. James G. Gray, Jr., Vice President, Group Life and Health, and his staff to discuss in more detail the nature of the problems in that line and the various plans that have been developed to solve those problems.

Mr. Harry J. Keeler, Associated Actuary, focused on the financial results in the Major Medical portion of the Group business; Mr. Boyd H. Parker, Jr., Second Vice President, Group Underwriting, developed the plans for the Company's entry into the long-term disability business as a way to soften the reliance on Major Medical insurance; Mr. David I. Chichester, Assistant Vice President, Group Claims, described the actions that have been taken to significantly improve and automate claim service; and Mr. W. Dennis Pepe, Assistant Actuary, reviewed other new product developments.


              Resolution on the Retirement of Dennis F. Hardcastle
              ----------------------------------------------------

Mr. Jackson informed the Directors that, as suggested at the last meeting, a Resolution expressing thanks for Mr. Hardcastle's years of contribution and service to the Company has been prepared and requested the Secretary to read it.


              RESOLUTION ON THE RETIREMENT OF DENNIS F. HARDCASTLE
              ----------------------------------------------------

       The Board of Directors wishes to express its gratitude to Dennis
       F. Hardcastle for his commitment and contributions to the success of the Phoenix Mutual Life Insurance Company.

       Dennis Hardcastle joined Phoenix Mutual in 1956 and a year later was named manager of the Company's newly organized group sales division. After a series of advancements he was elected President and Chief Operating Officer in 1978. In 1981 he was named Vice Chairman of the Board. He also served as Director of the Company, Director of Phoenix Investment Counsel, Inc., Phoenix Life Insurance Company and Phoenix Equity Planning Corporation. In addition, he served as Director of the Company's various mutual funds.

       As head of group sales from 1957 to 1967 he personally recruited most of an outstandingly successful group sales force. In 1971 he became head of individual policy sales as well and supervised a sharp reduction in the number of agencies while at the same time achieving substantial increases in production. Also, during this period he supervised the effective separation of sales between full-time agency and brokerage offices.

       In the 26 years he served the Company, assets grew from $750 million to over $3 billion, while the amount of insurance in force grew from $1.6 billion to over $33 billion. Dennis was a major force in that progress.

       Although it cannot express adequately all our feelings of respect and regard for this exceptional contribution, we record today that the valued contributions of Dennis F. Hardcastle will have a lasting effect on this Company and this industry. We will miss him, and we wish him well.

RESOLVES:   That a copy of this expression of appreciation and respect be spread upon the permanent records of the Phoenix Mutual Life Insurance
            Company and that a copy be presented to Mr. Hardcastle.


                                Monthly Statement
                                -----------------

Ms. Barbara J. Lautzenheiser, Senior Vice President, reviewed the May monthly statement and analysis of surplus.


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                   Reports of Executive and Finance Committees
                   -------------------------------------------

Mr. Ashby Bladen, Senior Vice President, Investments, referred to a discussion with the Executive Committee concerning the Company's liquidity needs and the progress made to date in assuring an adequate level of liquidity.

He then presented the written report of the Executive Committee showing approval of commitments for the purchase and sale of securities for the months of April and May.

Mr. Bladen then presented the written report of the Finance Committee showing approval of commitments for mortgages and real estate for the months of April and May.

The report of the Executive Committee was unanimously approved.

The report of the Finance Committee was unanimously approved.


                           Report of Agency Committee
                           --------------------------

Mr. Jerry F. Campbell, Senior Vice President, Marketing, reported that the Agency Committee had received a report on GEO sales to date. He then reviewed briefly the production figures for the month of May and year to date. This report was accepted.


                    Report of Policyholder Affairs Committee
                    ----------------------------------------

Miss Daly reported that the Policyholder Affairs Committee had ratified one charitable contribution, received reports on activities in Greenfield, and held a discussion on the results of an affluent market study in which the Company participated. This report was accepted.


                               Officer Promotions
                               ------------------

The following officers were elected to serve during the pleasure of the Board:

       Boyd H. Parker, Jr.                Vice President, Group Underwriting
       Natale A. Messina                  Assistant Counsel

       Effective August 2, 1982:
       -------------------------

       Amy L. Loether                     Associate Actuary
       Charles J. Katan                   Director, Data Processing Systems
       Zinowij Balaban                    Director, LTD Underwriting


                             Employment of Officers
                             ----------------------

The Board voted approval of the employment of the following as officers of the Company, to serve during the pleasure of the Board: William W. Keffer as Executive Vice President, effective August 2, 1982; John W. Schoeninger, Jr., as Vice President, Development, effective August 2, 1982; and David L. Hetrick as Regional Director, Agency Development, effective June 21, 1982.


                             Officer's Title Change
                             ----------------------

Mr. Jackson reported that Robert E. Gorman's title has been changed from Regional Director, Agency Development, to Regional Director and General Manager. He will now be directly in charge of the Philadelphia Agency with supervisory responsibilities for seven other agencies.


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                      Surplus Requirements for Subsidiaries
                      -------------------------------------

Mr. Fiondella reported that Phoenix General Insurance Company would be required to contribute additional capital to New York Casualty Insurance Company in order to satisfy the licensing requirements for states other than New York. He indicated that a more thorough report on surplus requirements for the various downstream subsidiaries would be forthcoming.


                             Burgess & Leith Report
                             ----------------------

Mr. Fiondella reported that Phoenix Equity Planning Corporation had entered into an agreement in principle to purchase 51% of Burgess & Leith. He reviewed briefly for the Board the purpose of the acquisition along with the essential elements of the proposed transaction. A copy of a recent brochure describing Burgess & Leith was distributed to each Director.


                              Conflicts of Interest
                              ---------------------

Mr. Fiondella stated that, in accordance with the National Association of Insurance Commissioners (NAIC) requirement that the Company have an established procedure for disclosure to the Board of any conflict of interest on the part of any of its officers, directors, or responsible employees, the Company is planning its biennial update of the Declarations. New Declarations, incorporating the change suggested by Mr. Fyler, will soon be sent to each such person to be signed and returned.


                        Reports on Subsidiaries and Funds
                        ---------------------------------
                          Distributed at April Meeting
                          ----------------------------

Mr. Jackson offered to answer any questions that any Director might have in connection with the reports on Subsidiaries and Funds that were distributed to each Director at the April meeting. The Directors had no questions.


                        October Board Meeting Site Change
                        ---------------------------------

Mr. Jackson reported that the October Board meeting would be held in Newport, Rhode Island, rather than Cape Cod.



The meeting adjourned at 4:18 P.M.



                                    /s/ Robert W. Fiondella
                                    Secretary